Exhibit 99.2

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. The product development aims to manufacture novel formulations based on well-established cytostatic which, in comparison with current alternatives, show improved properties, a reduced side-effect profile and an expanded therapeutic area. The product development is based on in-house research within nanotechnology and company patents. The company share is listed at NASDAQ Stockholm, NASDAQ Capital Markets in the USA and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

The registration process for Apealea at EMA is continuing according to plan. The Company has addressed the questions received from the authority and expects feedback during the second calendar quarter 2017. Preparations for a pre-submission meeting and filing with Food and Drug administration (FDA) in USA are parallel on-going. In April 2016, Paclical/Apealea reported that all endpoints of the phase III study on ovarian cancer were achieved with positive results, which serves as the basis for submissions to authorities.

In Russia, where Apealea is branded Paclical, the product is the only water-soluble formulation of paclitaxel that can be administered at a higher dose and is reimbursed by the Russian health insurance system. Currently Paclical is approved for the indication ovarian cancer but Oasmia is actively working to include all indications, for which generic paclitaxel is approved, which substantially will open up the market since the clinics then won’t need to order generic paclitaxel for some indications and Paclical for ovarian cancer. The market situation in Russia and CIS is different compared to the rest of the world since Paclical’s direct competitor there is generic paclitaxel and Abraxane, which is the largest competitor in most other markets, is not an actor. Substantial efforts have been made on oncology congresses and to educate cancer clinicians regarding the product since the date of approval. Since the sales so far has been disappointing the Company is parallel working on a long-term major strategical and structural solution to get distribution and marketing of Paclical taking off. Management confirms their believes in the large market potential for Paclical in Russia and CIS.

Within Animal Health, Oasmia is working with a longer term plan where we educate veterinarians who are not specialists within oncology in the use of Paccal Vet, which is the only cytostatic for dogs that has been approved by the FDA. To strengthen this work and enable clearer focus, the Company plans to move its veterinary assets to its American subsidiary since USA is the main market for this type of treatment as well as for potential business partners.

The Company’s negotiations about distribution rights of Apealea regarding several large geographical regions have made substantial progress.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical / Apealea

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented XR17 technology. Paclical has received orphan drug designation (see below) in the EU and the USA for the indication ovarian cancer.

Oasmia has performed a phase III study with Paclical for the treatment of ovarian cancer, an indication with slightly less than 250,000 new annual cases globally, making it the seventh largest indication for women in terms of number of cases and the fifth largest in terms of mortality. The final study report regarding the pivotal study of Palical, which was completed during the third calendar quarter of 2015, was included as part of the marketing authorisation application for the EU that was submitted to the EMA (European Medicines Agency) in February 2016. In April 2016, the Company presented primary positive overall survival data (OS data) from the study. This data will form the basis of a marketing authorisation application for the USA, which is expected to be submitted to the FDA in 2017.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. The Company has submitted a marketing authorisation application for Doxophos as a hybrid pharmaceutical (improved generic pharmaceutical) in Russia.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17 for the treatment of metastatic breast cancer. A clinical phase I study and a safety and tolerance study are currently in progress.

The clinical phase I study with Docecal is being performed in three countries. Patient recruitment began in September 2016 after approval by regulatory authorities and ethics committees. The safety and tolerance study began patient recruitment in March 2016.

XR17

XR17 is Oasmia’s patented excipient, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the blood stream without using solvents. This results, among other things, in shorter infusion times and no need for premedication of patients, which are positive qualities over existing drugs based on the same active ingredient.

In 2016, Oasmia completed a study to investigate the safety and tolerance of XR17 in healthy volunteers. The study confirms that the side effects of the excipient are mild and that safety is good.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. This concept provides Oasmia another dimension for drug pharmaceutical development with multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment is combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The Company has created an internal project group for the continued development of this substance. Parallel the Company is also looking for a partner with whom Oasmia can push this forward.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (USA) years on the indication, when the drug is approved for market.

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. In February 2014, Paccal Vet-CA1 was granted conditional approval from the FDA for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Oasmia has been granted MUMS designation (see below) by the American FDA (Food and Drug Administration) for Paccal Vet in the treatment of mast cell tumours, mammary carcinoma and squamous cell carcinoma.

The Company's main objective is to successfully expand product distribution and to reach out to a larger number of veterinary clinics. Paccal Vet-CA1 has been available to a limited number of specialists in veterinary oncology. Oasmia expects a change in therapy through dose change to reduce side effects and thereby increase quality of life for pets by making the product more attractive to veterinarians and pet owners. To achieve this objective, the Company has withdrawn the conditional approval to allow the start of a new study to confirm a new treatment regimen.

Oasmia is conducting a study on Paccal Vet for the treatment of mast cell tumours. The study aims to measure the time to progression for dogs that have been treated four times at three-week intervals. All 50 dogs included in the study have completed treatment.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the USA for the indication lymphoma.

In February 2015, a phase II study was initiated whose primary endpoint is response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression. On this study the application for approval with FDA will be based. We expect the results of the study to be reported in spring 2017.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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THE COMPANY

Extraordinary General Meeting

Anders Lönner, Executive Chairman of the Board of Directors at Karo Pharma, was elected as the Chairman of the Board at an Extraordinary General Meeting (EGM) held on November 21, 2016.

In addition, two warrant programmes were adopted at the EGM – one for management and one for independent members of the Board. In total, this comprised 9 million warrants. In the latter warrant programme, the new Chairman of the Board was awarded 4 million warrants. All warrants have been subscribed and paid for.

Positive outcomes in the study with Apealea/Paclical in breast cancer

The results of a dose finding study with weekly treatment with Apealea/Paclical in patients with metastatic breast cancer resulted in a proposed dose for further development of the weekly treatment of 170 mg/m2.

Strategic changes planned in Animal Health

In January 2017, the Company reported an intention to move all veterinary assets to the Company's US subsidiary to strategically open up for further development and commercialisation. In connection with this, Oasmia has withdrawn its conditional approval of Paccal Vet-CA1 to conduct a new study intended to find a more appropriate treatment dose and enable it to reach out to a larger market.

Share price development during the period (SEK)

NASDAQ Stockholm

EVENTS AFTER CLOSING DAY

•	Anders Lönners has resigned from the board

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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FINANCIAL INFORMATION

Consolidated income statement in brief

	2016/17	2015/16	2016/17	2015/16	2015/16
TSEK	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Net sales	36	6,043	128	6,315	6,373
Change in inventories of products in progress and finished goods	1,906	6,407	908	6,407	9,509
Capitalized development costs	2,203	4,980	5,601	15,160	16,727
Other operating income	101	67	286	68	2
Operating expenses	(39,107)	(40,741)	(109,993)	(130,022)	(165,301)
Operating income (loss)	(34,861)	(23,245)	(103,070)	(102,072)	(132,691)
Net income (loss) for the period	(39,897)	(25,342)	(118,161)	(108,556)	(141,539)
Earnings (loss) per share, before and after dilution in SEK	(0.34)	(0.24)	(1.07)	(1.08)	(1.39)
Comprehensive income (loss) for the period	(39,897)	(25,340)	(118,148)	(108,562)	(141,557)

THIRD QUARTER

November 1, 2016 – January 31, 2017

Net sales

Net sales amounted to TSEK 36 compared to TSEK 6,043 for the corresponding quarter previous year and consisted of revenues from sales of supplies. In the corresponding quarter previous fiscal year, net sales consisted mainly of sales of goods, TSEK 1,172, and royalties, TSEK 4,847.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods amounted to TSEK 1,906 compared to TSEK 6,407 in the same quarter previous year. This is derived from the production of semi-finished products, which will be included in the production of goods intended for sale.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 2,203 compared to TSEK 4,980 in the same quarter previous year. The decrease in capitalized development costs is primarily because the Paccal Vet study for the treatment of mammary cancer in dogs did not have any activity during the quarter.

Operating expenses

Operating expenses, including depreciation, amortization and impairments amounted to TSEK 39,107 compared to TSEK 40,741 in the same quarter previous year, thereby lower than the same quarter previous year. The decrease is primarily attributable to the costs for contract production being lower during the quarter than in the same quarter previous year.

The number of employees at the end of the quarter was 77 compared to 79 employees at the end of the same quarter previous year.

Net loss for the quarter

Net loss after tax was TSEK 39,897 compared to a net loss of TSEK 25,342 in the corresponding quarter previous year. Operating loss amounted to TSEK 34,861 compared to a loss of TSEK 23,245 in the same quarter previous year. An increased loss compared to the same quarter previous year that is primarily attributable to lower net sales. The net of financial income and expenses in the quarter, TSEK (5,036), decreased compared to the same quarter previous year, TSEK (2,097), which is attributable to increased interest-bearing liabilities this year; see “Financial position” below.

The activities of the Group were not affected by seasonal variation or cyclical effects.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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THE PERIOD

May 1, 2016 – January 31, 2017

Net sales

Net sales amounted to TSEK 128 compared to TSEK 6,315 in the corresponding period previous year and consisted of revenues from sales of supplies. In the corresponding period previous year, net sales consisted mainly of sales of goods TSEK 1,445, and royalties, TSEK 4,870.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods, which amounted to TSEK 908 compared to TSEK 6,407 in the same period previous year, comes from the production of semi-finished products that will be included in the production of goods for sale as well as from a write-down of inventories of finished products that are intended for sale on the Russian market.

The tender process in Russia has taken considerably longer time than initially estimated. This has led to possible problems with obsolescence in the inventory produced for sales in Russia. The inventory has therefore been written down with TSEK 1,172.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 5,601 compared to TSEK 15,160 in the same period previous year. The decrease in capitalized development costs during the period is primarily because the Paccal Vet study for the treatment of mammary cancer in dogs had low activity during the period compared to the same period previous year. In addition, less cost have been capitalized against Paclical, mainly due to the fact that the study on ovarian cancer is completed and there has therefore been less activity.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, amounted to TSEK 109,993 compared to TSEK 130,022 in the same period previous year, thereby lower than the same period previous year. The decrease is mainly attributable to lower costs for clinical studies during the period. The project with Paclical for the treatment of ovarian cancer and the Paccal Vet study for the treatment of mammary carcinoma in dogs have had lower activity compared to the same period previous year. Furthermore, the costs for method development in production were lower during the period compared to the same period previous year.

The number of employees at the end of the period was 77 compared to 79 employees at the end of the same period previous year.

Net loss for the period

Net loss after tax was TSEK 118,161 compared to a net loss of TSEK 108,556 in the corresponding period previous year. Operating loss amounted to TSEK 103,070 compared to a loss of TSEK 102,072 the same period previous year. The net of financial income and expenses, TSEK (15,091), decreased compared to the corresponding period previous year, TSEK (6,484), which is attributable to increased interest-bearing liabilities this year; see “Financial position” below.

The activities of the Group were not affected by seasonal variation or cyclical effects.

Inventories

Inventories amounted to TSEK 17,283 at the end of the period, compared to TSEK 12,703 at the end of the same period previous year. This increase is due to that Oasmia in the end of the previous fiscal year manufactured the products intended for sale on the Russian market. This production has entailed that inventories of raw materials, finished and semi-finished products has increased. See also note 4.

Cash flow and capital expenditures

The cash outflow from operating activities amounted to TSEK 103,838 compared to the outflow of 86,759 in the corresponding period previous year. The change compared to the same period previous year is primarily attributable to a negative development of the working capital, especially the short term liabilities.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Cash inflow from investing activities amounted to TSEK 13,660 for the period compared to cash inflow of TSEK 11,134 for the same period previous year. This cash flow was positive in this period and the corresponding period previous year due to the sale of short-term investments, TSEK 20,000 for the period and TSEK 29,500 for the corresponding period previous year. The investments sold this year were restricted as security for a TSEK 20,000 bank loan, which was repaid in connection with the sale of the investments.

Of the investments in the period, investments in intangible assets amounted to TSEK 5,844 and consisted of capitalized development costs TSEK 5,601 and of patents TSEK 243. In the same period previous year investments in intangible assets amounted to TSEK 16,393 and consisted of capitalized development costs TSEK 15,160 and of patents TSEK 1,233. Investments in property, plant and equipment amounted to TSEK 496 for the period. In the same period previous year, investments in property, plant and equipment amounted to TSEK 1,973.

Cash inflow from financing activities amounted to TSEK 87,212 compared to TSEK 75,393 for the corresponding period previous year. This consisted of inflow from a convertible debt instrument amounting to TSEK 42,000, a directed share issue of TSEK 70,000 net of issue expenses totalling TSEK 8,050 and from issued warrants of TSEK 3,330; see under Financing below. In addition, an outflow of TSEK 68 resulting from issue expenses from the previous fiscal year has been reported during the period.

A bank loan of TSEK 20,000 was also repaid during the period; see above.

Financing

Up until December 30, 2016, Oasmia had a loan of TSEK 94,395 from Nexttobe AB. This loan, including accrued interest, TSEK 8,024, was replaced with a new loan of TSEK 102,419, which carries an interest rate of 3.5 percent and is due for payment on September 30, 2017. In the corresponding period previous year, the loan from Nexttobe AB amounted to TSEK 94,395.

At the end of the previous fiscal year, April 2016, 28 convertible debt instruments were issued at a price of SEK 1,000,000 per convertible, totalling TSEK 28,000. These convertible debt instruments falls due on April 14, 2017 if conversion is not executed before then, and carries an interest rate of 8.5 percent. These convertibles can be converted at a price of SEK 11.70 per share. Full conversion would entail issue of 2,393,162 new shares.

Another convertible loan was issued in the period comprising 42 convertible debt instrument s at a price of SEK 1,000,000 per convertible. Net of issue expenses, it provided the Company with TSEK 37,395. This convertible loan falls due on June 9, 2017 if conversion is not executed before then, and carries an interest rate of 8.5 percent. These convertibles can be converted at a price of SEK 12.00 per share. Full conversion would entail issue of 3,500,000 new shares.

Relative to a bond loan, convertible debt instruments provide both the right to carry interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible debt instrument is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia received due to the lower interest rate is recorded, net of issue expenses, directly against equity. The debt component of the convertibles, i.e. excluding the equity component indicated above, is accounted for net of issue expenses at its fair value as a liability in the balance sheet at the first time of accounting. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

In October 2016, a directed share issue of 8,750,000 shares was carried out at a price of SEK 8.00 per share, totalling TSEK 70,000. Issue expenses related to the new share issue amounted to TSEK 3,445.

In addition to this, an offset share issue of 3,080,000 shares was carried out in October 2016 at a price of SEK 8.12 per share, totalling TSEK 25,000. This was done in connection with the acquisition of a development project from Karo Pharma. This share issue has been accounted for as an increase in equity, but has not provided the Company with any liquid assets.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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During the quarter, 9,000,000 warrants were issued to the board and management at SEK 0.37 per option, which gave Oasmia TSEK 3,330 in increased equity and in liquid assets. These warrants can be redeemed between November 24, 2018 and January 24, 2019 for one share per warrant at a price of SEK 12.29 per share.

Outstanding warrants

As of January 31, 2017, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share, board and management	9,000,000	9,000,000
Warrants which can be converted to one share, others	140,352	140,352
Convertibles	70	5,893,162
Maximum number of shares		18,875,764

These instruments do not add to any dilution effect as of January 31, 2017, but may do so in the future.

Financial position

The consolidated liquid assets totalled TSEK 23,255 as of January 31, 2017 compared to TSEK 26,599 as of January 31, 2016. As of January 31, 2017, the Company has TSEK 0 invested in short-term interest funds. As of January 31, 2016, the Company had TSEK 20,584 invested in short-term interest funds. The interest-bearing liabilities were TSEK 164,853 and consist of a loan from Nexttobe and convertible debt instruments. The corresponding amount for the same period previous year was TSEK 114,430 and consisted of a loan from Nexttobe, bank loans and utilised credit from Alceco.

As of January 31, 2017, unutilised bank credit facilities amounted to TSEK 5,000, which is the same amount as of January 31, 2016, and unutilised credit facilities with the principal owner Alceco International S.A. amounted to TSEK 40,000 compared to TSEK 39,965 as of January 31, 2016.

As of January 31, 2017 equity amounted to TSEK 303,232 compared to TSEK 342,506 as of January 31, 2016. The Equity/Assets ratio was 58 percent as of January 31, 2017 compared to 67 percent as of January 31, 2016. The Net debt/Equity ratio was 47 percent as of January 31, 2017 compared to 20 percent as of January 31, 2016.

Future financing

Oasmia has one product approved, but this does not yet generate sufficient cash flow from its own business. For this reason, Oasmia continuously works with other financing alternatives. This work includes the Company entering into discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the Company ensuring that resources are secured to enable realisation of forecasted future revenue streams from regions where Company products are registered.

Available consolidated liquid assets and unutilised credit facilities as of January 31, 2017 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should financing not be obtained in sufficient quantities, there is a risk that the conditions for continued operation do not exist.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Key ratios and other information

	2016/17	2015/16	2016/17	2015/16	2015/16
	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands	119,039	105,543	119,039	105,543	107,209
Weighted average number of shares, before and after dilution, in thousands	118,257	105,521	110,892	100,463	101,753
Earnings (loss) per share, before and after dilution, SEK	(0.34)	(0.24)	(1.07)	(1.08)	(1.39)
Equity per share, SEK	2.55	3.25	2.55	3.25	3.04
Equity/Assets ratio, %	58	67	58	67	63
Net liability, TSEK	141,597	67,247	141,597	67,247	93,730
Net debt/Equity ratio, %	47	20	47	20	29
Return on total assets, %	neg	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg	neg
Number of employees at the end of the period	77	79	77	79	75

Definitions

Earnings per share: Income for the period attributable to parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowing (comprising the balance sheet items short-term and long-term borrowings and liabilities to credit institutions, convertible debt instruments) with deduction of cash, cash equivalents and short-term investments.

Net debt/Equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income after financial items as a ratio of average equity.

Above disclosed key ratios are judged to be significant for the kind of business Oasmia is in and contribute to an increased understanding of the financial report.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Financial Statements (Unaudited)

Consolidated income statement

		2016/17	2015/16	2016/17	2015/16	2015/16
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Net sales		36	6,043	128	6,315	6,373
Change in inventories of products in progress and finished goods		1,906	6,407	908	6,407	9,509
Capitalized development costs		2,203	4,980	5,601	15,160	16,727
Other operating income		101	67	286	68	2
Raw materials, consumables and goods for resale		(683)	(670)	(1,503)	(4,613)	(4,733)
Other external expenses		(20,714)	(22,977)	(60,622)	(78,711)	(98,104)
Employee benefit expenses		(16,357)	(15,924)	(44,459)	(43,019)	(57,661)
Depreciation, amortization and impairment		(1,135)	(1,170)	(3,410)	(3,678)	(4,804)
Other operating expenses		(219)	-	-	-	-
Operating income (loss)		(34,861)	(23,245)	(103,070)	(102,072)	(132,691)

Financial income		43	748	82	769	786
Financial expenses		(5,079)	(2,845)	(15,173)	(7,253)	(9,634)
Financial income and expenses, net		(5,036)	(2,097)	(15,091)	(6,484)	(8,848)

Income (loss) before taxes		(39,897)	(25,342)	(118,161)	(108,556)	(141,539)

Taxes	2	-	-	-	-	-
Income (loss) for the period		(39,897)	(25,342)	(118,161)	(108,556)	(141,539)

Income (loss) for the period attributable to:
Parent Company shareholders		(39,897)	(25,342)	(118,161)	(108,556)	(141,539)

Earnings (loss) per share, before and after dilution, SEK		(0.34)	(0.24)	(1.07)	(1.08)	(1.39)

Consolidated statement of comprehensive income

		2016/17	2015/16	2016/17	2015/16	2015/16
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Income (loss) for the period		(39,897)	(25,342)	(118,161)	(108,556)	(141,539)
Other comprehensive income (loss)
Items that may be reclassified subsequently to the income statement:
Translation differences		0	1	13	(5)	(19)
Total other comprehensive income (loss)		0	1	13	(5)	(19)
Comprehensive income (loss) for the period		(39,897)	(25,340)	(118,148)	(108,562)	(141,557)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(39,897)	(25,340)	(118,148)	(108,562)	(141,557)

Comprehensive earnings (loss) per share, before and after dilution, SEK		(0.34)	(0.24)	(1.07)	(1.08)	(1.39)

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Consolidated statement of financial position

TSEK	Note	January 31, 2017	January 31, 2016	April 30, 2016
ASSETS
Non-current assets
Property, plant and equipment		19,147	22,001	21,172
Capitalized development cost	3	415,501	408,333	409,900
Other intangible assets		36,290	12,231	11,936
Financial non-current assets		2	2	2
Total non-current assets		470,940	442,568	443,010

Current assets
Inventories	4	17,283	12,703	16,638
Accounts receivable		5,029	6,086	4,903
Other current receivables		1,772	2,535	1,929
Prepaid expenses and accrued income		3,608	3,317	2,885
Short-term investments	5	-	20,584	20,006
Liquid assets		23,255	26,599	26,208
Total current assets		50,947	71,824	72,570

TOTAL ASSETS		521,887	514,391	515,579

EQUITY
Capital and reserves attributable to parent Company shareholders
Share capital		11,904	10,554	10,721
Other capital provided		1,036,105	925,585	941,961
Reserves		(6)	(5)	(19)
Retained earnings including income (loss) for the period		(744,771)	(593,628)	(626,610)
Total equity		303,232	342,506	326,053

LIABILITIES
Current liabilities
Liabilities to credit institutions		-	20,000	20,000
Convertible debt instruments		62,434	-	25,549
Other short-term borrowings	6	102,419	94,430	94,395
Accounts payable		20,411	37,728	27,236
Other current liabilities		2,496	2,332	2,068
Accrued expenses and prepaid income		30,895	17,395	20,278
Total current liabilities		218,655	171,885	189,527

Total liabilities		218,655	171,885	189,527

TOTAL EQUITY AND LIABILITIES		521,887	514,391	515,579

Any contingent liabilities and pledged assets are reported in note 7

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Consolidated statement of changes in equity

	Attributable to parent Company shareholders
TSEK	Share capital	Other capital provided	Reserves	Retained earnings incl. income (loss) for the period	Total equity
Opening balance as of May 1, 2015	9,786	850,996	0	(485,071)	375,710
Income (loss) for the period	-	-	-	(108,556)	(108,556)
Other comprehensive income (loss)	-	-	(5)	-	(5)
Comprehensive income (loss) for the period	0	0	(5)	(108,556)	(108,562)
Warrants		27			27
New share issues	768	87,928	-	-	88,696
Issue expenses	-	(13,366)	-	-	(13,366)
Closing balance as of January 31, 2016	10,554	925,585	(5)	(593,628)	342,506

Opening balance as of May 1, 2015	9,786	850,996	0	(485,071)	375,710
Income (loss) for the period	-	-	-	(141,539)	(141,539)
Other comprehensive income (loss)	-	-	(19)	-	(19)
Comprehensive income (loss) for the period	0	0	(19)	(141,539)	(141,557)
Warrants	-	27	-	-	27
Equity component in issue of convertible debt instruments	-	382	-	-	382
New share issues	935	105,261	-	-	106,196
Issue expenses	-	(14,706)	-	-	(14,706)
Closing balance as of April 30, 2016	10,721	941,961	(19)	(626,610)	326,053

Opening balance as of May 1, 2016	10,721	941,961	(19)	(626,610)	326,053
Income (loss) for the period	-	-	-	(118,161)	(118,161)
Other comprehensive income (loss)	-	-	13	-	13
Comprehensive income (loss) for the period	0	0	13	(118,161)	(118,148)
Warrants	-	3,330	-	-	3,330
Equity component in issue of convertible debt instruments	-	442	-	-	442
New share issues	1,183	93,817	-	-	95,000
Issue expenses	-	(3,445)	-	-	(3,445)
Closing balance as of January 31, 2017	11,904	1,036,105	(6)	(744,771)	303,232

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Consolidated cash flow statement

		2016/17	2015/16	2016/17	2015/16	2015/16
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Operating activities
Operating income (loss) before financial items		(34,861)	(23,245)	(103,070)	(102,072)	(132,691)
Adjustments for non-cash items		1,135	1,170	3,410	3,678	4,804
Interest received		43	748	88	769	786
Interest paid		(59)	(920)	(314)	(1,545)	(1,664)
Cash flow from operating activities before working capital changes		(33,742)	(22,247)	(99,886)	(99,170)	(128,766)

Change in working capital
Change in inventories		(1,339)	(6,945)	(646)	(7,362)	(11,297)
Change in accounts receivable		234	(5,858)	(125)	(5,981)	(4,798)
Change in other current receivables		(235)	314	(566)	(1,598)	(561)
Change in accounts payable		(11,464)	(3,229)	(6,825)	23,710	13,218
Change in other current liabilities		2,501	(7,810)	4,210	3,642	4,077
Cash flow from operating activities		(44,044)	(45,775)	(103,838)	(86,759)	(128,126)

Investing activities
Investments in intangible assets		(2,340)	(5,567)	(5,844)	(16,393)	(17,960)
Investments in property, plant and equipment		(157)	(87)	(496)	(1,973)	(1,974)
Disposal of short-term investments	5	-	-	20,000	29,500	30,000
Cash flow from investing activities		(2,497)	(5,654)	13,660	11,134	10,066

Financing activities
Repayment of bank loan		-	-	(20,000)	-	-
Borrowings	6	-	-	-	35	35
Repayments of loans		-	-	-	-	(35)
Convertible debt instruments		-	-	42,000	-	28,000
Warrants		3,330	-	3,330	27	27
New share issues		37,900	7,799	70,000	88,696	106,196
Issue expenses		(3,445)	(772)	(8,118)	(13,366)	(16,774)
Cash flow from financing activities		37,785	7,027	87,212	75,393	117,449

Cash flow for the period		(8,756)	(44,402)	(2,966)	(232)	(610)
Exchange rate differences in cash & cash equivalents		0	2	13	(6)	(19)
Cash and cash equivalents at beginning of the period		32,012	70,999	26,208	26,837	26,837
Cash and cash equivalents at end of the period		23,255	26,599	23,255	26,599	26,208

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Notes to Unaudited Financial Statements

Note 1 Accounting policies

This report is established in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Complementary accounting regulations for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods are unchanged compared to those described in the Annual Report for the fiscal year May 1, 2015 – April 30, 2016.

New or revised IFRS standards or interpretations by IFRIC that became effective since May 1, 2016, has not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous fiscal year, financial instruments carrying amounts are the same as fair values with the exception of the loan from Nexttobe (see note 6). The Group currently has only one operating segment and therefore does not disclose any segment information.

Note 2 Taxes

The Group had accumulated losses carried forward, related to previous fiscal years and the period, amounting to TSEK 845,541. As per January 31, 2016 they amounted to TSEK 644,308 for the Group. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilised against future profits and therefore no deferred tax asset has been considered in the balance sheet.

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the Company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	January 31, 2017	January 31, 2016	April 30, 2016
Paclical	306,299	298,871	300,088
Paccal Vet	109,202	109,463	109,812
Total	415,501	408,333	409,900

Note 4 Inventories

TSEK	January 31, 2017	January 31, 2016	April 30, 2016
Acquisition value

Raw materials and consumables	6,866	6,296	7,129
Products in progress	6,243	6,407	4,137
Finished products	4,174	-	5,372
Total	17,283	12,703	16,638

Goods have been expensed or written down as follows:

	2016/17	2015/16	2015/16
TSEK	May-Jan	May-Jan	May-Apr
Goods expensed	0	1,537	2,383
Goods written down	1,172	75	229

Goods written down for the period relate to finished products for which there is a risk that they may not be sold before the expiry date.

Note 5 Short-term investments

Liquid assets not utilised in the daily operation have been invested in interest funds that invest in safe interest bearing securities and other interest instruments. As most securities included in these funds have a remaining maturity exceeding 3 months, these have been disclosed as Short-term investments in the balance Sheet and have been valued to fair value.

As of January 31, 2017, no short-term investments existed.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Note 6 Transactions with related parties

On January 31, 2017, Oasmia had a credit facility of TSEK 40,000 which is the same amount as of January 31, 2016, provided by the principal shareholder of the Company, Alceco International S.A. The interest rate on utilised credit is 5 percent. As of January 31, 2017, it was completely unutilised. As of January 31, 2016, TSEK 35 was utilised.

Up until December 30, 2016, Oasmia had a loan of TSEK 94,395 from Nexttobe AB. This loan, including accrued interest, TSEK 8,024, was replaced with a new loan of TSEK 102,419, which carries an interest rate of 3.5 percent and is due for payment on September 30, 2017. The corresponding amount in the corresponding period previous year was TSEK 94,395. The loan is recognised at amortised cost and its fair value based on an estimated market interest rate of 10 percent amounts to TSEK 98,258.

Up until October 31, 2016, Nexttobe AB was Oasmia's second largest shareholder with a total holding of 18.3 percent. However, these shares were sold on November 1, 2016, which means that Nexttobe is no longer a related party.

During the third quarter, a shareholder contribution was provided to the wholly owned subsidiary Oasmia Incentive AB (formerly Oasmia Animal Health AB). This consisted of 9,000,000 warrants with a total carrying value of TSEK 3,330. Oasmia Incentive AB sold these warrants to Oasmia Pharmaceutical AB's board and management in accordance with the decision on issuance of warrants made by an Extraordinary General Meeting on November 21, 2016.

During the period, no other material transactions with related parties occurred beyond remuneration provided to members of the board and employees.

Note 7 Contingent liabilities and pledged assets

The parent Company has made a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

One of Oasmia's partners has raised a claim of MEUR 1.1 (approx. MSEK 10.8) against Oasmia. The partner claims that Oasmia has not fulfilled certain obligations under the agreement governing the cooperation. Oasmia interprets the agreement differently and considers the claim to be completely baseless and has therefore disputed it.

The Company’s calculation of the price per warrant in the current warrant programs has led to an internal discussion. A possible outcome of this discussion may be additional costs must be booked in the income statement of the Company. The potential effects are not yet possible to estimate. It has not yet been possible to investigate all consequences and therefore this information is given without any quantification.

Note 8 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed simultaneously as business opportunities can be utilised to increase earnings. The risks to Oasmia’s business activities are described in the Annual report for the fiscal year May 1, 2015 – April 30, 2016. No further risks have occurred during the period.

Note 9 Future financing

Oasmia has one product approved, but this does not yet generate sufficient cash flow from its own business. For this reason, Oasmia continuously works with other financing alternatives. This works includes the Company entering into discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the Company ensuring that resources are secured to enable realisation of forecasted future revenue streams from regions where Company products are registered.

Available consolidated liquid assets and unutilised credit facilities as of January 31, 2017 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should financing not be obtained in sufficient quantities, there is a risk that the conditions for continued operation will not exist.

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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The Board of Directors and the CEO of Oasmia Pharmaceutical AB ensures that this interim report gives a fair view of the group activities, position and result and describes essential risks and uncertainty factors that the companies that are part of the Group face.

Uppsala, March 2, 2017

Julian Aleksov, Chairman	Bo Cederstrand, Member

Alexander Kotsinas, Member	Lars Bergkvist, Member

Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out below, at 08:15 CET on March 3, 2017.

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the main office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

Questions concerning this report are answered by:

Mikael Asp, CEO, Phone: +46 18-50 54 40, E-mail: mikael.asp@oasmia.com

UPCOMING REPORT DATES

Year-end report May 2016 – April 2017	June 8, 2017
Annual report May 2016 – April 2017	July 7, 2017
Interim report May – June 2017	September 1, 2017
Interim report May – October 2017	December 1, 2017
Interim report May 2017 – January 2018	March 2, 2018

Oasmia Pharmaceutical AB (publ) – Interim report May 2016 – January 2017
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Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona have been translated into U.S. dollars at the closing rate as per January 31, 2017 which was 8.7525 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2016/17	2015/16	2016/17	2015/16	2015/16
$ thousand if nothing else is stated	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	119,039	105,543	119,039	105,543	107,209
Weighted average number of shares, before and after dilution, in thousands	118,257	105,521	110,892	100,463	101,753
Earnings (loss) per share, before and after dilution, in $	(0.04)	(0.03)	(0.12)	(0.12)	(0.16)
Equity per share, $	0.29	0.37	0.29	0.37	0.35
Equity/Assets ratio, %	58	67	58	67	63
Net debt, $ thousand	16,178	7,683	16,178	7,683	10,709
Net debt/Equity ratio, %	47	20	47	20	29
Number of employees at the end of the period	77	79	77	79	75

Consolidated income statement in brief
Net sales	4	690	15	722	728
Capitalized development cost	252	569	640	1,732	1,911
Operating income (loss)	(3,983)	(2,656)	(11,776)	(11,662)	(15,160)
Financial income and expenses - net	(575)	(240)	(1,724)	(741)	(1,011)
Income (loss) before taxes	(4,558)	(2,895)	(13,500)	(12,403)	(16,171)
Income (loss) for the period	(4,558)	(2,895)	(13,500)	(12,403)	(16,171)
Comprehensive income (loss) for the period	(4,558)	(2,895)	(13,499)	(12,404)	(16,173)

Consolidated statement of financial position in brief
Total non-current assets	53,806	50,565	53,806	50,565	50,615
Total current assets	5,821	8,206	5,821	8,206	8,291
Total assets	59,627	58,771	59,627	58,771	58,907
Total equity	34,645	39,132	34,645	39,132	37,253
Total non-current liabilities	0	0	0	0	0
Total current liabilities	24,982	19,638	24,982	19,638	21,654
Total liabilities	24,982	19,638	24,982	19,638	21,654
Total equity and liabilities	59,627	58,771	59,627	58,771	58,907

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(3,983)	(2,656)	(11,776)	(11,662)	(15,160)
Cash flow from operating activities before changes in working capital	(3,855)	(2,542)	(11,412)	(11,330)	(14,712)
Cash flow from operating activities	(5,032)	(5,230)	(11,864)	(9,912)	(14,639)
Cash flow from investing activities	(285)	(646)	1,561	1,272	1,150
Cash flow from financing activities	4,317	803	9,964	8,614	13,419
Cash flow for the period	(1,000)	(5,073)	(339)	(27)	(70)
Cash and cash equivalents at end of the period	2,657	3,039	2,657	3,039	2,994